UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

____________________

PARAMETRIC SOUND CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

699172201

(CUSIP Number)

Kenneth F. Potashner

13771 Danielson Street, Suite L

Poway, CA 92064

888-477-2150

_____________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 5, 2013 (See Item 3)

(Date of Event which Requires Filing of This Statement)

____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 699172102	Page 2 of 13

1.	NAMES OF REPORTING PERSON Kenneth F. Potashner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	378,500[1] shares (see Item 5)
	8. SHARED VOTING POWER	-0- shares (see Item 5)
	9. SOLE DISPOSITIVE POWER	378,500 shares (see Item 5)
	10. SHARED DISPOSITIVE POWER	-0- shares (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 378,500 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13.	5.4%
14.	IN

1 As defined in Item 4 and 6 hereof, by virtue of a proxy granted to Turtle Beach, pursuant to a Voting Agreement, Turtle Beach may be deemed to share the power to vote the foregoing securities in accordance with the terms of the Voting Agreement. The Reporting Person has granted a proxy to Turtle Beach with respect to his securities outstanding to vote in favor of approval of the Merger and the transactions contemplated thereby.

CUSIP # 699172201	Page 3 of 7

Introductory Note

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, this Amendment No. 1, amends certain following Items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 8, 2013. This Amendment No. 1 relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Parametric Sound Corporation, a Nevada corporation (the “Issuer” or “Parametric”), beneficially owned by Kenneth P. Potashner (the “Reporting Person”), and is being filed to report corporate transactions of the Issuer, including the entry by the Reporting Person into a Voting Agreement in connection with such corporate transactions, and the acquisition of additional shares of Common Stock by the Reporting Person which were issued by the Issuer as new stock options or became vested from previous stock options grants as compensation in Mr. Potashner’s capacity as an officer of the Issuer since the filing of the Schedule 13D filed on February 8, 2013.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3, as previously reported, is amended and supplemented by the following:

The shares of Common Stock beneficially owned by the Reporting Person are issuable to the Reporting Person upon the exercise of stock options granted to the Reporting Person by the Issuer pursuant to the Issuer’s 2012 Stock Option Plan (“2012 Plan”).

Since the Reporting Person’s last filing of Schedule 13D, on February 12, 2013 Mr. Potashner exercised 12,490 previously granted and vested options at $3.25 per common share and sold 11,790 common shares at $10.109 per share and 700 common shares at $9.85 per share through a brokered assisted exercise and sale transaction. On February 15, 2013 Mr. Potashner exercised 12,510 previously granted and vested options at $3.25 per common share and sold 12,510 common shares at $9.953 per share through a brokered assisted exercise and sale transaction. These options were exercised by written notice and payments in cash to the Issuer pursuant to the terms of the 2012 Plan and Mr. Potashner’s option agreement relating to such options.

On February 21, 2013 Mr. Potashner was granted a stock option exercisable for an aggregate of 45,000 shares of Common Stock of the Issuer exercisable at an exercise price of $9.95 per share with an expiration date of February 21, 2018, subject to earlier expiration in accordance with the terms of the grant. These options vest and become exercisable at the rate of 12.5% per calendar quarter with the first tranche vested on March 31, 2013.

As of the date of this filing options on 387,500 shares of common stock were beneficially owned by Mr. Potashner as representing options that are vested as of the date of this filing or which will be vested within 60 days hereof. Mr. Potashner ownership may increase as a result of future time-based vesting of options on 52,500 shares of common stock. These unvested options also vest upon a change of control (including the Merger, described in Item 4 below).

Additionally Mr. Potashner has a performance-based option (April 2012 Option) on 175,000 shares of common stock not included into the totals above vesting through April 3, 2017 as follows: 60,000 shares will vest upon achievement of a quarterly revenue goal of the Issuer; 55,000 shares will vest upon achievement of a quarterly profit goal of the Issuer; and 60,000 shares will vest upon achieving licensing performance targets of the Issuer, further subject to other vesting terms as may be approved by the Board of Directors. The April 2012 Option also vests in full upon a change of control of the Issuer (including the Merger, described in Item 4 below).

The Reporting Person’s beneficial ownership of the common stock reported herein may increase as a result of future vesting of both time-based and performance-based stock options.

CUSIP # 699172201	Page 4 of 7

Item 4.	Purpose of Transaction

Merger Agreement

On August 5, 2013, Parametric entered into an Agreement and Plan of Merger (the “Merger Agreement”) with VTB Holdings, Inc., a Delaware corporation (“Turtle Beach”), and Paris Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parametric (“Merger Sub”). The Merger Agreement has been approved by the Boards of Directors of both Parametric and Turtle Beach, and also by the stockholders of Turtle Beach.

Subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Turtle Beach (the “Merger”), and Parametric will issue shares of its common stock to the former Turtle Beach stockholders which, together with options to purchase shares of Turtle Beach common stock that will be converted into options to purchase shares of Parametric common stock (and will be assumed by Parametric at the effective time of the Merger), will represent approximately 80 percent of the shares of Parametric common stock on a fully-diluted basis after the Merger, subject to adjustment as provided in the Merger Agreement.  No fractional shares of Parametric’s common stock will be issued pursuant to the Merger.

The consummation of the Merger is subject to a number of conditions, including, but not limited to, (i) adoption and approval of the Merger Agreement and the Merger by Parametric stockholders in accordance with NASDAQ rules, (ii) the approval of the continued listing application by NASDAQ, (iii) the completion of a qualifying capital raising transaction through the incurrence of debt or the issuance of equity by Parametric, with net proceeds to Parametric of at least $5,000,000, (iv) and certain other closing conditions.

The Merger Agreement requires Parametric to cause, as of the effective time of the Merger, the size of the Parametric Board of Directors to consist of a total nine members, initially to be comprised of: (i) five individuals identified by Turtle Beach, one of whom must be Parametric’s chief executive officer post-closing and two of whom must be independent directors under NASDAQ rules and eligible to serve on the audit committee (including one audit committee financial expert), (ii) two individuals identified by Parametric, one of whom must be an independent director under NASDAQ rules and eligible to serve on the audit committee, and (iii) two vacancies.

The Merger Agreement is attached to this filing as Exhibit 99.3 and any references to or descriptions of the Merger and the Merger Agreement are qualified in their entirety by reference to the full text of the Merger Agreement, which is incorporated by reference herein in its entirety where such references or descriptions appear. This Amendment No. 1 does not purport to amend, qualify or in any way modify the Merger Agreement.

Voting Agreement

In addition, as an inducement for Turtle Beach to enter into the Merger Agreement, for no additional consideration, the Reporting Person, along with two other executive officers of the Issuer, as well as certain entities over which they exercise voting and/or investment control entered into Shareholder Agreements and Irrevocable Proxies (collectively, the “Voting Agreement”). For a description of the Voting Agreement, see Item 6 below, which description is incorporated herein by reference.

Other than described above, the Reporting Persons currently do not have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) – (j) of Schedule 13D, inclusive.

CUSIP # 699172201	Page 5 of 7

Item 5.	Interest in Securities of the Issuer

(a) – (b)

The responses to Items 7 through 13 of page 2 of this Statement on Schedule 13D (this “Schedule 13D”) are incorporated herein by reference. The ownership percentage reported in Item 13 of page 2 of this Schedule 13D is based on 6,818,321 shares of Common Stock issued and outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2013.

As defined in Item 4 and 6 hereof, by virtue of a proxy granted to Turtle Beach, pursuant to a Voting Agreement, Turtle Beach may be deemed to share the power to vote the foregoing securities in accordance with the terms of the Voting Agreement. Mr. Potashner has granted a proxy to Turtle Beach with respect to his securities outstanding and entitled to vote on the record date to vote in favor of approval of the Merger and the transactions contemplated thereby.

(c)

Except as set forth herein (see Item 3) the Reporting Person has not effected any transactions in shares of Common Stock in the past 60 days.

(d)

Other than described herein, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)

Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Under the Voting Agreement, the Mr. Potashner is subject to a lock-up restriction whereby he agreed (i) not to sell or otherwise transfer the shares of Common Stock beneficially owned by him for a period of time commencing on the date of the agreement and ending six months following the closing of the Merger (“Lock-Up Expiration Date”), subject to certain exceptions including certain possible tax obligations related to the Merger, and (ii) to vote his currently held Parametric shares in favor of the Merger Agreement and the Merger and against any other acquisition proposal. Mr. Potashner is entitled to vote his shares on other matters.

In connection with the Voting Agreement, Mr. Potashner also delivered to Turtle Beach an irrevocable proxy with respect to the Common Stock subject to the Voting Agreement. The irrevocable proxy allows Turtle Beach to vote the shares of Common Stock subject to the Voting Agreement in favor of the Merger Agreement and the Merger and the transactions contemplated thereby.

The Voting Agreement terminates upon the earlier of (a) the Lock-Up Expiration Date, (b) the termination of the Merger Agreement pursuant to its terms, and (c) at any time upon mutual agreement.

Reference to and description of the Voting Agreement in this Item 6 and throughout this Amendment No. 1 on Schedule 13D is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as Exhibit 99.4 to this Statement on Schedule 13D and is incorporated herein by reference. This Amendment No. 1 does not purport to amend, qualify or in any way modify the Voting Agreement.

CUSIP # 699172201	Page 6 of 7

Item 7.	Materials to be Filed as Exhibits

Exhibit 99.1	Form of Stock Option Grant Notice and Stock Option Agreement under the Parametric Sound Corporation 2012 Stock Option Plan. Incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K dated January 3, 2012.

Exhibit 99.2	Parametric Sound Corporation 2012 Stock Option Plan. Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K dated January 3, 2012.

Exhibit 99.3	Agreement and Plan of Merger dated August 5, 2013, among Parametric, Merger Sub and Turtle Beach and incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K dated August 5, 2013.

Exhibit 99.4	Voting Agreement between Turtle Beach Kenneth F. Potashner, dated August 5, 2013 and incorporated by reference to Exhibit 3 to the Schedule 13D filed by Turtle Beach and the other reporting persons named therein with respect to Parametric shares beneficially owned on August 14, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 16, 2013	/s/ KENNETH F. POTASHNER
Kenneth F. Potashner